

Mail Stop 3561

November 18, 2008

Mr. Thomas W. Florsheim, Jr.
Chief Executive Officer
Weyco Group, Inc.
333 W. Estabrook Boulevard,
P.O. Box 1188
Milwaukee, WI 53201

> **Re: Weyco Group, Inc.**
> **Form 10-K**
> **Filed March 13, 2008**
> **File No. 000-09068**

Dear Mr. Florsheim:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 13, 2008

Schedule 14A

Compensation Discussion and Analysis, page 8

1.   We note your disclosure that your annual bonus rewards achievement of company-wide financial targets "established early in the year." In future filings, please disclose the specific performance targets used to determine your annual bonus or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements

regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Grants of Plan Based Awards, page 10

2.   It is unclear why the grants of plan-based awards table does not include any non-equity incentive plan awards for Thomas Florsheim, John Florsheim, or John Wittkowske. We note the disclosure in the Compensation Discussion and Analysis section that the annual bonus is determined based upon "Company-wide financial goals established early in the year by the Committee." In future filings, please include the annual bonus in the grants table or explain.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director